United States securities and exchange commission logo





                            April 26, 2024

       Robert J. Hutter
       Chief Executive Officer
       Learn SPAC HoldCo, Inc.
       11755 Wilshire Blvd.
       Suite 2320
       Los Angeles, CA 90025

                                                        Re: Learn SPAC HoldCo,
Inc.
                                                            Amendment No. 1 to
Registration Statement on Form S-4
                                                            Filed April 12,
2024
                                                            File No. 333-276714

       Dear Robert J. Hutter:

                                                        We have reviewed your
registration statement and have the following comments.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

       Amendment No. 1 to the Registration Statement on Form S-4

       Q: What happens if a substantial number of the public shareholders, page xxii

   1. We note your response to prior comment 6 including the disclosure that you omitted the
                                                        Company Earnout Shares
and the Sponsor Earnout Shares as sources of dilution because they will be considered
a liability of Innventure and the Sponsor respectively. Please revise your disclosure
where appropriate to include the Company Earnout Shares and the
                                                        Sponsor Earnout Shares
as sources of dilution or explain why the issuance of such shares will not lead to
dilution of investors' interests.
       Ownership of Holdco Following the Business Combination, page 13

   2. We note your response to prior comment 9. Please revise your disclosure to disclose the
                                                        Sponsor's total
potential ownership to include the Sponsor Earnout Shares or explain why the issuance of such
shares would not increase the Sponsor's total ownership.
 Robert J. Hutter
FirstName   LastNameRobert
Learn SPAC    HoldCo, Inc. J. Hutter
Comapany
April       NameLearn SPAC HoldCo, Inc.
       26, 2024
April 226, 2024 Page 2
Page
FirstName LastName
Risk Factors
We may not be able to complete an initial business combination with a U.S. target, page 39

3. We note your response to prior comment 5. In your correspondence you disclosed the identity of one of the owners/control persons of your sponsor and the fact that one is a citizen of the United Kingdom. Please revise your disclosure in the registration statement to also include such information.
Risk Factors
Learn CW has identified material weaknesses in its internal control, page 41

4. We note your response to prior comment 14. Please revise your disclosure to elaborate upon the nature of the remediation measures and their implementation status for the
         identified material weaknesses in Learn CW   s internal control over
financial reporting.
Background of the Business Combination, page 90

5. We note your response to prior comment 18. Please revise your background discussion to:
             Expand your background discussion to provide more detailed disclosure regarding key negotiation considerations and how they changed over time.
Currently the
            background disclosure references negotiation topics without appearing to provide
            details or explaining their significance or how they may have changed before being
            reflected in the proposed business combination. For example, the disclosure states
            that the August 17, 2023 LOI included an equity valuation of $500 million, a
            contemplated Up-C structure, execution of at least a $75 million equity facility, etc.
            However, it is unclear what other key terms were involved. Revise to provide details,
            including quantitative detail, as to how the parties reached the material terms of the
            transaction, such as the material components of the merger consideration. Please
            identify the original terms, which party proposed the consideration or term, as well as
            how and why any terms were revised over time.
             Specifically identify by name the person or persons involved in meetings or negotiations. There are still numerous instances where you do not specifically
            identify who was present at a meeting or negotiation. For example:
              o   On page 93, you state that on April 26, 2023, a
representative of Advisor visited
                  the Austin, Texas offices of Accelsius, and attended in-person meetings with members of the Innventure and Accelsius leadership teams, including Messrs.
                  Haskell and Josh Claman;
              o   On page 95, you state that on August 31, 2023, Advisor, Grail
Partners and
                  Innventure, including Mr. Haskell, further discussed the Financing;
              o   On page 96, you state that from September 13, 2023 through the middle of
                  October 2023, representatives of Learn CW, Innventure, Advisor and other advisors held discussions; and
              o   On page 96, you state that September 28, 2023 through October
21, 2023,
                  representatives from Sidley, VP, Learn CW, Innventure, and Advisor attended
 Robert J. Hutter
FirstName   LastNameRobert
Learn SPAC    HoldCo, Inc. J. Hutter
Comapany
April       NameLearn SPAC HoldCo, Inc.
       26, 2024
April 326, 2024 Page 3
Page
FirstName LastName
                    regular teleconference calls to discuss then-remaining open negotiation points.
                Describe any discussions about the need to obtain such additional financing for the combined company and the negotiation/marketing processes. For example, you state
              on page 98 that On November 10 and 11, 2023, members of
Innventure management,
              including Roland Austrup, Head of Capital Markets and Lucas
Harper,Chief
              Investment Officer, met with Adam Fisher and Robert Hutter from the Learn CW
              management team to discuss capital raising strategies;
                If the Sponsor and management and affiliates have a track record with SPACs, balanced disclosure about this record and the outcomes of the prior transactions;
                Describe any discussions about continuing employment or involvement for any persons affiliated with Learn CW before the merger, any formal or informal
              commitment to retain the financial advisors after the merger, and any pre-existing
              relationships between the Sponsor and additional investors;
                Describe the negotiation of any contingent payments to be received by Innventure shareholders; and
                Describe the negotiation of any arrangements whereby any shareholder agrees to waive its redemption rights.
Interests of Learn CW's Directors and Executive Officers in the Business Combination, page 102

6. We note your response to prior comment 20. Please revise here, in the Summary and where appropriate to quantify the aggregate dollar amount and describe the nature of what
         Learn CW   s officers and directors have at risk, if material, that
depends on completion of
         a business combination. Include the current value of securities held, loans extended, fees
         due, and out-of-pocket expenses for which Learn CW   s officers and
directors are awaiting
         reimbursement.
Accelsius
Growth Strategy, page 171

7. We note your response to prior comment 26. You state that "Accelsius has signed revenue-generating agreements with several initial partners with whom it will deploy
         NeuCool thermal management systems to operating data centers by mid-2024." Please revise your disclosure to describe the material terms of these revenue-
         generating agreements and file the agreements as exhibits pursuant to
Item 601(b)(10)
         of Regulation S-K or explain the basis for your determination that filing them is not required.
Item 21. Exhibits and Financial Statement Schedules, page II-2

8. We note your response to prior comment 30. We do not see as an exhibit the Sponsor
         Letter Agreement or the Promissory Note with Sponsor dated May 3, 2022. Please file or advise why you do not think it is necessary to file these agreements. Refer to Item
         601(b)(10) of Regulation S-K.
 Robert J. Hutter
Learn SPAC HoldCo, Inc.
April 26, 2024
Page 4

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact William Demarest at 202-551-3432 or Wilson Lee at 202-551-3468 if you
have questions regarding comments on the financial statements and related matters. Please contact Robert Arzonetti at 202-551-8819 or Susan Block at 202-551-3210 with any other questions.



                                                           Sincerely,
FirstName LastNameRobert J. Hutter
                                                           Division of
Corporation Finance
Comapany NameLearn SPAC HoldCo, Inc.
                                                           Office of Real
Estate & Construction
April 26, 2024 Page 4
cc:       John W. Stribling
FirstName LastName